Alf
12/9/2003

SO 12/9/03

03041688

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
DEC 02 2003
WASH. DC

SEC FILE NUMBER
8- 65748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 25th 2002 (MM/DD/YY) AND ENDING September 30th 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ASD Brokerage and Investment Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2 Alhambra Plaza, Suite 1100
(No. and Street)

Miami (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jo-Anne Lovell 786-552-0041
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name — *if individual, state last, first, middle name*)

One Biscayne Tower, Suite 2800 Miami Florida 33131
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/11

OATH OR AFFIRMATION

I, Jo-Anne Lovell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASD Brokerage and Investment Inc., as of September 30th 2003, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President / CEO
Title

Mary K Knowles
Notary Public

MARY K KNOWLES
Notary Public - State of Florida
My Commission Expires Oct 7, 2007
Commmission # DD256179
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ASD BROKERAGE AND INVESTMENT, INC.

(A Wholly Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

Financial Statements and Supplementary Information

September 30, 2003

(With Independent Auditors' Report Thereon)

KPMG

One Biscayne Tower
2 South Biscayne Boulevard
Suite 2800
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report

The Board of Directors
ASD Brokerage and Investment, Inc.:

We have audited the accompanying statement of financial condition of ASD Brokerage and Investment, Inc. (a wholly owned subsidiary of American Brokerage & Investment Group, Inc.) as of September 30, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from October 25, 2002 (date of incorporation) through September 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASD Brokerage and Investment, Inc. (a wholly owned subsidiary of American Brokerage and Investment Group, Inc.) as of September 30, 2003, and the results of its operations and its cash flows for the period from October 25, 2003 (date of incorporation) through September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 25, 2003

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

Statement of Financial Condition

September 30, 2003

Assets

Cash and cash equivalents	$	484,614
Prepaid expenses and other assets		91,925
Office equipment, net of accumulated depreciation of $1,122		20,725
	$	597,264

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	18,064
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding 100 shares.		1
Additional paid-in capital		749,249
Accumulated deficit		(170,050)
Total stockholder's equity		579,200
	$	597,264

See accompanying notes to financial statements.

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

Statement of Operations

Period from October 25, 2002 (date of incorporation) through September 30, 2003

Revenue:		
Interest	$	4,513
Expenses:		
Professional fees		117,750
Salaries and employee benefits		25,852
Occupancy		10,347
Licenses and registration		9,050
Other expenses		10,887
Total expenses		173,886
Loss before income taxes		(169,373)
Income tax expense		677
Net loss	$	(170,050)

See accompanying notes to financial statements.

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

Statement of Changes in Stockholder's Equity

Period from October 25, 2002 (date of incorporation) through September 30, 2003

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Capital contribution	$	1	749,249	—	749,250
Net loss		—	—	(170,050)	(170,050)
Balance, September 30, 2003	$	1	749,249	(170,050)	579,200

See accompanying notes to financial statements.

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

Statement of Cash Flows

Period ended October 25, 2002 (date of incorporation) through September 30, 2003

Cash flows from operating activities:		
Net loss	$	(170,050)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,122
Changes in operating assets and liabilities:		
Increase in prepaid expenses and other assets		(91,925)
Increase in accounts payable and accrued expenses		18,064
Net cash used in operating activities		(242,789)
Cash flows from investing activities:		
Purchases of office equipment		(21,847)
Net cash used in investing activities		(21,847)
Cash flows from financing activities:		
Proceeds from issuance of common stock		749,250
Net cash provided by financing activities		749,250
Net increase in cash and cash equivalents		484,614
Cash and cash equivalents, beginning of period		—
Cash and cash equivalents, end of period	$	484,614

See accompanying notes to financial statements.

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

Notes to Financial Statements

September 30, 2003

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

ASD Brokerage and Investment, Inc. (the Company), incorporated on October 25, 2002, is a registered broker/dealer and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of American Brokerage & Investment, Group, Inc. (the Parent), a financial services holding company.

As a nonclearing broker/dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. At September 30, 2003, the Company has not commenced broker/dealer operations.

(b) Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and general practice within the brokerage industry. In preparing the financial statements management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenue and expenses for the period. Actual results could differ from those estimates.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Cash Equivalents

The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

(e) Office Equipment, Net

Office equipment, including computer equipment, and software, are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging up to five years.

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3%

(Continued)

of "aggregate indebtedness," as those terms are defined in the Rule. At September 30, 2003, the Company's net capital was $466,550, which was $461,550 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.04 to 1 at September 30, 2003.

(3) Income Taxes

Income tax expense attributable to income from operations consists of:

		Current	Deferred	Total
Period ended September 30, 2003:				
U.S. federal	$	677	—	677
State and local		—	—	—
	$	677	—	677

Income tax expense differs from the amount computed by applying the statutory Federal income tax rate of 34% to income before taxes as follows:

Tax expense at statutory federal income tax rate	$	(57,587)
State income taxes, net of federal benefit		(9,328)
Meals and entertainment and other		601
Change in valuation allowance		66,991
	$	677

The tax effects of temporary differences that give rise to the deferred tax asset at September 30, 2003 is as follows:

Deferred tax asset:		
Office lease acquisition costs	$	533
Start-up expenses		66,458
Total gross deferred tax asset		66,991
Less valuation allowance		(66,991)
Net deferred tax asset	$	—

(Continued)

(4) Lease

The Company is obligated under a noncancelable operating lease for office space which expires in 2009. Minimum rental payments under the lease agreement are as follows:

Year ending September 30:		
2004	$	62,524
2005		109,060
2006		112,339
2007		115,712
2008		109,117
2009		60,312
	$	569,064

There was no rental expense for operating leases for the period from October 25, 2002 through September 30, 2003.

Schedule I

ASD BROKERAGE AND INVESTMENT, INC.

(A Wholly Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

September 30, 2003

Computation of net capital:				
Total stockholder's equity qualified for net capital			$	579,200
Deduct nonallowable assets and other deductions and/or charges:				
Nonallowable assets:				
Prepaid expenses and other assets	$	91,925		
Office equipment, net		20,725		
Total nonallowable assets				112,650
Net capital			$	466,550
Amounts included in total liabilities which represent aggregate indebtedness – accounts payable and accrued expenses			$	18,064
Computation of basic net capital requirement:				
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)			$	5,000
Excess net capital			$	461,550
Ratio of aggregate indebtedness to net capital				0.04 to 1

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly Owned Subsidiary of
American Brokerage and Investment Group, Inc.)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

September 30, 2003

		Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	475,796
Unrecognized acccrued expenses		(9,246)
Net capital computation pursuant to Rule 15c3-1	$	466,550

See accompanying independent auditors' report.

Schedule III

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

September 30, 2003

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

See accompanying independent auditors' report.

One Biscayne Tower
2 South Biscayne Boulevard
Suite 2800
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

**Independent Auditors' Report on
Internal Control Required by Rule 17a-5 of
the Securities Exchange Act of 1934**

The Board of Directors
ASD Brokerage and Investment, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of ASD Brokerage and Investment, Inc. (the Company), (a wholly owned subsidiary of American Brokerage & Investment Group, Inc.) for the period from October 25, 2002 (date of incorporation) through September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 25, 2003